UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)*

Durata Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26658A 10 7
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,280,175
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,280,175
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,280,175
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,280,175
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,280,175
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,280,175
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,280,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,797
	8	SHARED VOTING POWER 2,280,175
	9	SOLE DISPOSITIVE POWER 1,797
	10	SHARED DISPOSITIVE POWER 2,280,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,520
	8	SHARED VOTING POWER 2,280,175
	9	SOLE DISPOSITIVE POWER 3,520
	10	SHARED DISPOSITIVE POWER 2,280,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,283,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 865
	8	SHARED VOTING POWER 2,280,175
	9	SOLE DISPOSITIVE POWER 865
	10	SHARED DISPOSITIVE POWER 2,280,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,281,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (See Item 1)
14	TYPE OF REPORTING PERSON IN
\

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 8 of 11

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed by the undersigned Reporting Persons (as defined below), as amended by Amendment No. 1, with respect to common stock, par value $0.01 per share (the “Common Stock”) of Durata Therapeutics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 200 South Wacker Drive, Suite 2550, Chicago, IL 60606.

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person appearing elsewhere in this Statement is based on 26,641,975 shares of Common Stock issued and outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on April 30, 2014.

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

No material change.

Item 5.   Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated in their entirety as follows:

Reporting Person	Sole Voting/ Dispositive Power	Shared Voting/ Dispositive Power	Total Shares	% Ownership
Aisling Capital III, LP	2,280,175	0	2,280,175	8.6
Aisling Capital Partners III, LP	2,280,175	0	2,280,175	8.6
Aisling Capital Partners III LLC	2,280,175	0	2,280,175	8.6
Steve Elms	1,797	2,280,175	2,281,972	8.6
Dennis Purcell	3,520	2,280,175	2,283,695	8.6
Andrew Schiff	865	2,280,175	2,281,040	8.6

On May 20, 2014, Aisling distributed (the “Distribution”) 750,000 shares of Common Stock on a pro rata basis to its partners and members for no consideration. In the Distribution, Aisling Partners received 4,270 shares of Common Stock and Aisling Partners GP received 16 shares of Common Stock. Certain partners of Aisling, including Aisling Partners and Aisling Partners GP, made subsequent

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 9 of 11

pro rata distributions (the “Subsequent Distribution”) of shares received to their respective partners or members for no consideration. In the Subsequent Distribution, Aisling Partners distributed all of the shares of Common Stock it received in the Distribution and Aisling Partners GP distributed all of the shares of Common Stock it received in the Distribution to their respective partners or members. The Distribution by Aisling to Aisling GP and Aisling Partners GP and the Subsequent Distribution by Aisling GP to Messrs. Elms, Purcell and Schiff did not result in a change in those parties' pecuniary interests in those shares of Common Stock.

As part of the Subsequent Distribution, the following Reporting Persons received shares of Common Stock in the amounts set forth below:

Reporting Person	Number of Shares of Common Stock Distributed	Total Shares
Steve Elms	1,436	1,797
Steven A. Elms 2006	361

Dennis Purcell	3,051
Purcell Family 2006 Trust	353	3,520
Aisling Capital LLC	116

Andrew Schiff	799	865
ANS 2006 Children’s Trust	66

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The third paragraph is amended and restated as follows:

On May 28, 2014, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on this Statement with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of May 28, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:
Investors Rights Agreement, dated December 11, 2009, by and among the Issuer and the holders of Common Stock issuable upon the Conversion listed in Schedule A thereto, the form of which was filed confidentially and incorporated herein by reference to Exhibit 10.6 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the Securities and Exchange  Commission on July 9, 2012.

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 28, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 11 of 11

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D/A to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Date:  May 28, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff